BioDrain Medical, Inc.

2915 Commers Drive, Suite

Eagan, Minnesota 55121

651.389.4806 phone

651.389.4807 fax

www.biodrainmedical.com

December 5, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	BioDrain Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the quarterly period ended September 30, 2012
Filed November 15, 2012
File No. 000-54361

Dear Mr. Cascio,

This letter responds on behalf of BioDrain Medical, Inc. (the “Company”) to your comment letter addressed to the undersigned dated November 27, 2012 with respect to the filings listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 36

  Please reconcile the statement that revenue in 2011 included the “sale” of five STEAMWAY FMS systems with the subsequent statement that during 2011 you began installing the STREAMWAY FMS units in hospitals for evaluation purposes and, in one case, for production purposes. Please clarify the nature of the sales recorded in 2011, and if these relate to actual sales of products or units placed at a customer site for evaluation purposes.

BioDrain sold five STREAMWAY FMS units to a customer during 2011. Separately, in 2011 BioDrain placed a STREAMWAY FMS unit with a different customer for production purposes, as mentioned on page 36. Essentially, the customer took delivery of the unit on a trial basis and as a beta testing site, without a commitment to purchase the unit. Revenue in 2011 related to the five sold units as well as sales of disposables; no revenue was recognized in 2011 with respect to the unit that was delivered for production purposes.

In future filings, in discussing revenues and unit sales in 2011, we will further clarify the distinction between the five sold units and the unit placed for production purposes.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 39

  We see that you identified a material weakness in your accounting for stock options and warrants in your assessment of internal control over financial reporting (ICFR) at December 31, 2011. However, we do not see where you disclosed your management’s conclusion that your ICFR was not effective as of that date. AS noted in Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that a registrant’s ICFR is effective if there are one or more material weaknesses identified in the registrant’s ICFR. Please amend your filing to provide the statement required by Item 308(a)(3) of Regulation S-K indicating whether or not your internal control over financial reporting was effective at December 31, 2011.

After the end of fiscal 2011, BioDrain’s management concluded that its internal control over financial reporting (ICFR) was not effective. Under “Management’s Report on Internal Control over Financial Reporting,” BioDrain inadvertently failed to specifically report that conclusion.

However, BioDrain believes that the disclosure does not imply any conclusion that ICFR was effective. First, the disclosure under this caption did not state or suggest a conclusion that ICFR was effective. Second, in discussing its assessment of ICFR, management clearly stated that “. . . we identified the following material weakness in our internal control structure . . .” and described the weakness, including the necessity of audit adjustments that materially affected the company’s financial position and results of operations. Third, in the same section, management discussed the company’s disclosure controls and procedures and clearly disclosed its conclusion that its “ . . . disclosure controls and procedures were not effective.” Although disclosure controls and procedures involve a separate evaluation process, we believe this statement reinforces the absence of any suggestion that ICFR was effective.

For the above reasons, BioDrain believes the disclosure was not materially deficient under Item 308(a)(3), because the inadvertent omission of management’s conclusion was not material. Therefore, BioDrain respectfully requests that the staff waive the request to amend Form 10-K, which would only add a single clarifying sentence to the filing. In any future filing, in the description of management’s assessment of the effectiveness of ICFR, BioDrain will clearly state management’s conclusion about such effectiveness or the lack thereof. Further, in any such filing where a material weakness has been identified, BioDrain will clearly state that management concluded that ICFR was not effective.

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Financial Statements

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 8

  Please enhance the discussion of your revenue recognition policy by addressing the following in future filings:

Discuss how you account for STEAMWAY FMS units placed at a customer’s site for “evaluation”, including your depreciation policy for the related units;

Clarify if you ever provide a STEAMWAY FMS unit to a customer free of charge and, if so, how you account for the arrangement;

Disclose if your customers ever have any minimum purchase obligations for cleaning solution kits.

In future filings, BioDrain will enhance the discussion of its revenue recognition policy by addressing the following:

▪	We will discuss how we account for STREAMWAY FMS units placed at a customer’s site for “evaluation,” including our depreciation policy for the related units;

▪	We will clarify if we ever provide a STREAMWAY FMS unit to a customer free of charge and, if so, how we account for the arrangement;

▪	We will disclose if our customers ever have any minimum purchase obligations for cleaning solution kits.

In addition, we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions or further comments about these responses, please contact the undersigned at (651) 389-4806.

Sincerely,

Bob Myers

Chief Financial Officer

cc: Martin Rosenbaum, Maslon Edelman Borman & Brand LLP